Exhibit 1.2
                             TALK VISUAL CORPORATION
                         3550 Biscayne Blvd., Suite 704
                              Miami, Florida 33137
                                 (305) 572-0575


                                                   July 26, 2000

Evertrend Holdings Limited
C/o Dr. Dr. Batliner & Partner
Aeulestrasse 74
FL-9490 Vaduz, Liechtenstein
Attn.:  Mr. Hans Gassner

         Re:  Amendment to Common Stock Purchase Agreement
         -------------------------------------------------

Gentlemen:

                  Reference is made to that certain Common Stock Purchase Agreement (the "Purchase Agreement"), dated July 27, 2000, between Talk Visual Corporation (the "Company") and Evertrend Holdings Limited (the "Purchaser"). In order to register for resale the Common Stock to be purchased pursuant to the Purchase Agreement, certain provisions of the Purchase Agreement must be deleted or revised.

                  In consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to restate the following section of the Purchase Agreement as follows:

                                    Section 5.2 (f) Warrants. The Purchaser
                  shall receive (i) at the Closing, a warrant certificate to purchase up to a number of shares of Common Stock equal to $750,000 divided by the closing bid price of the Common Stock on the Trading Day prior to the date of the Closing in the form of Exhibit E. (the "Initial Warrant") and (ii) as to each Draw Down Exercise Date, a warrant certificate to purchase up to a number of shares of Common Stock equal to 50% of the number of shares of Common Stock purchased by the Investor on such Draw Down Exercise Date pursuant to this Agreement in the form of Exhibit F (each a "Purchaser Warrant")(the "Initial Warrant" and the "Purchaser Warrants" collectively referred to as the "Warrants"). The Initial Warrant shall have a term from its date of issuance of four years. The Purchaser Warrants shall each have a term from their date of issuance of 22 Trading Days. The Strike Price of the Initial Warrants shall

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                  be 115% of the closing bid price of the Common Stock on the
                  Trading Day immediately preceding the date of the Closing. The exercise price of the Purchaser Warrants shall be the weighted average of the Purchase Prices of the Common Stock purchased on the applicable Draw Down Exercise Date. The Common Stock underlying the Warrants will be registered in the Registration Statement. "Warrant Shares" shall mean the shares of Common Stock issuable upon exercise of the Warrants.

                                    Section 5.3 Conditions Precedent to the
                  Obligation of the Purchaser to accept a Draw Down and Purchase the Shares. The obligation hereunder of the Purchaser to accept a Draw Down request and to acquire and pay for the Shares is subject to the satisfaction, at or before each Draw Down Exercise Date, of each of the conditions set forth below.

                                    Section 6.1   (c)  The  minimum  Draw  Down
                  shall be $250,000.

                                    Section 6.1   (d)  The maximum  dollar
                  amount of each Draw Down during any Draw Down Pricing Period shall be limited pursuant to the following formula: Average Stock Price: Average of the Average Daily Prices for the 22 Trading Days prior to the Draw Down Notice date. Average Trading Volume: Average daily trading volume for the 45 Trading Days prior to the Draw Down Notice date. Maximum dollar amount of each Draw Down: 20% of (Average Stock Price x (Average Trading Volume x 22)) the number of Shares of Common Stock to be issued in connection with each Draw Down shall be equal to the sum of the quotients (for each trading day within the Draw Down Pricing Period) of (x) 1/22nd of the Draw Down amount and (y) the Purchase Price on each Trading Day within the Draw Down Pricing Period. If the Average Daily Price on a given Trading Day is less than the Threshold Price, then the Purchaser's Draw Down will be reduced by 1/22nd and that day shall be withdrawn from the Draw Down Pricing Period.

                                    Section 7.1 Term. The term of this Agreement
                  shall be eighteen (18) months from the Effective Date.

         In addition, Section 2.2 of Escrow Agreement shall be restated as follows:

                                    Section 2.2 Each time the Purchaser shall
                  purchase Shares pursuant to a Draw Down, the Purchaser shall send the applicable purchase price of the Draw Down Shares to the Escrow Agent, which shall advise the Company in writing that it has received the purchase price for such Draw Down Shares. The Company shall promptly, but no later than three
                  (3) Trading Days after receipt of such funding notice from the

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                  Escrow Agent, cause its transfer agent to issue the Draw Down
                  Shares to the Purchaser via DTC deposit to the account specified by the Purchaser from time to time and deliver the Purchaser Warrant to the Purchaser. Upon receipt of written confirmation from the transfer agent or from the Purchaser that such Draw Down Shares have been so deposited and the Purchaser Warrants have been so delivered the Escrow Agent shall within one (1) Trading Day wire 92% of the purchase price per the written instructions of the Company, net of $1,500 as escrow expenses to the Escrow Agent, and the remaining 8% of the purchase price as directed by Ladenburg Thalmann & Co. Inc.

         Finally, the second paragraph of Section 3(a) of the Registration Rights Agreement shall be restated as follows:

                           The Company shall use its best efforts to cause the
                  Registration Statement to become effective within five (5) days of SEC clearance and will within said five (5) days request acceleration of effectiveness. The Company will notify Purchaser of the effectiveness of the Registration Statement within one Trading Day of such event.

         Except as specifically amended by the terms of this letter, the Purchase Agreement and its exhibits shall remain unmodified and in full force and effect, and shall not be in any way changed, modified or superseded by the terms set forth herein. All terms used but not defined in this letter shall have the meanings set forth in the Purchase Agreement.

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                  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. Execution may be made by delivery by facsimile.

                  If the foregoing correctly sets forth our understanding and agreement, please so indicate by signing where indicated below.

                                    TALK VISUAL CORPORATION



                                    By: /s/ Eugene A. Rosov
                                       ------------------------------------
                                            Eugene A. Rosov, President & CEO



ACCEPTED AND AGREED TO:

EVERTREND HOLDINGS LIMITED


By:  /s/  Hans Gassner
    -----------------------------------------
          Hans Gassner, Authorized Signatory



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